Exhibit 99.1

noco-noco Inc. Announces Amendments to Resolutions for Upcoming Extraordinary General Meeting

Singapore, October 2, 2024 – noco-noco Inc. (the “Company”) would like to include a new proposal (the “Additional Proposal”) in addition to the original four proposals as set out in the Company's notice of EGM dated 22 August 2024 at the upcoming Extraordinary General Meeting (the “EGM”), scheduled for October 7, 2024, at 9:00 A.M. (Singapore Time).

The EGM will be held at 3 Temasek Avenue, Centennial Tower, Level 18, Singapore 039190, and will also be accessible virtually via webcast at https://edge.media-server.com/mmc/p/duy5fxmp.

As previously communicated in the EGM notice published on August 22, 2024, the proposed amendments involve adjustments to Resolution Proposals 1 and 2, as detailed in the Proxy Statements distributed to shareholders. The Board has revised the language of these resolutions to specify the exact share consolidation ratio. The detailed wording of the Additional Proposal is included in Exhibit 99.2 of the 6-K filing by the Company.

Participation Instructions for Shareholders:

Shareholders wishing to participate in the voting process for the amended resolutions must register through the webcast platform by October 3, 2024, at 3:00 P.M. Singapore Time (SGT).

Important Deadlines:

i.
Voting Registration Deadline: October 3, 2024, at 3:00 P.M. SGT
ii.
Upon successful registration, shareholders will receive further instructions regarding the voting process via email. It is essential to submit a legal proxy form from authorized brokers to verify voting eligibility.
iii.
Proxy Submission Deadline: Legal proxy forms must be submitted via the voting platform no later than October 5, 2024, 5:00 P.M. SGT.

Please register your intention to vote via: https://edge.media-server.com/mmc/p/duy5fxmp.

About noco-noco:

noco-noco Inc. (Nasdaq NCNC) is a technology solutions provider in the energy transition sector working to accelerate the global transformation to a decarbonized economy. Building its business on X-SEPA™ — the revolutionary battery separator technology developed in Japan and designed for long-lasting and high heat-resistant performance— noco-noco addresses the need for clean, affordable, and sustainable energy storage solutions.

For enquiries:

Investor@noco-noco.com

Safe Harbor Statement:

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When noco-noco Inc. (the “Company”) uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate,” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; product and service demand and acceptance; changes in technology; economic conditions; the growth of the third-party wealth management industry in China; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and the international markets the Company serves and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.